UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Westport Innovations Inc.
(Exact name of registrant as specified in its charter)

Alberta		N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	IRS Employer Identification No.)

1750 West 75th Avenue, Suite 101 Vancouver, British Columbia, Canada V6P 6G2
(Address of principal executive offices)	(Zip Code)

Salman Manki	(604) 718-2035
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__X__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

Westport Innovations Inc. (including its consolidated subsidiaries, the “Company”) evaluated its current product lines and determined that certain products the Company manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold. The Company conducted a survey of its suppliers and has determined in good faith that its conflict minerals status resulting from its due diligence efforts shows a portion of its purchased parts, components and materials to be “DRC conflict undeterminable” as defined in the 1934 Act and the remainder did not contain conflict minerals. As a result, the Company has filed a Conflict Minerals Disclosure.

Conflict Minerals Disclosure

A copy of the Company's Conflict Minerals Disclosure is provided as Exhibit 1.01 hereto and is publicly available at available on the Company’s website at www.westport.com.

Section 2 − Exhibits

Exhibit 1.01 − Conflict Minerals Disclosure as required by Items 1.01 and 1.02 of this Form.